UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2020

Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

 FOR IMMEDIATE RELEASE

Daphne Huang VP, Chief Financial Officer (914) 345-9000 Daphne.Huang@Taro.com	William J. Coote AVP, Treasurer and Investor Relations (914) 345-9000 William.Coote@Taro.com

TARO PROVIDES RESULTS FOR SEPTEMBER 30, 2020

Hawthorne, NY, October 28, 2020 ─ Taro Pharmaceutical Industries Ltd. (NYSE: TARO) (“Taro” or the “Company”) today provided unaudited financial results for the quarter and six months ended September 30, 2020.

Quarter ended September 30, 2020 Highlights ─ compared to September 30, 2019

•	Net sales of $142.8 million decreased $18.0 million.
•	Gross profit of $81.6 million (57.1% of net sales compared to 63.2%) decreased $20.0 million.
•	Research and development (“R&D”) expenses of $16.6 million increased $1.0 million.
•	Selling, marketing, general and administrative expenses (“SG&A”) of $24.1 million increased slightly.
•	Operating income of $41.0 million (28.7% of net sales compared to 38.9%) decreased $21.6 million.
•	Interest and other financial income of $5.7 million decreased $3.2 million, reflecting the lower global interest rate environment.
•	Tax expense of $3.6 million decreased $12.7 million; with the effective tax rate of 7.4% compared to 22.4%.
•	Net income attributable to Taro was $45.1 million compared to $56.2 million, an $11.1 million decrease, resulting in diluted earnings per share of $1.18 compared to $1.46.

Six Months ended September 30, 2020 Highlights ─ compared to September 30, 2019

•	Net sales of $260.5 million compared to $322.1 million decreased $61.7 million.
•	Gross profit of $146.5 million (56.3% of net sales compared to 63.1%) decreased $56.8 million.
•	R&D expenses of $29.5 million increased slightly.
•	SG&A of $46.3 million increased $3.0 million.
•

Settlements and loss contingencies of $478.9 million reflect the one-time settlement charge (taken in the first quarter) which consists of $418.9 million related to the global resolution of the Department of Justice (“DOJ”) investigations into the U.S. generic pharmaceutical industry and an additional provision of $60.0 million related to ongoing multi-jurisdiction civil antitrust matters; however, there can be no assurance as to the ultimate outcome.

•

Operating (loss) of $(408.2) million compared to operating income of $131.1 million.  Excluding the settlement and loss contingencies charges, operating income was $70.7 million, a decrease of $60.4 million, and as a percentage of net sales was 27.2% compared to 40.7%.

•	Interest and other financial income of $13.0 million decreased $5.5 million.
•	FX income of $0.8 million compared to $7.9 million in 2019 ─ an unfavorable impact of $7.1 million.
•	Tax expense of $12.4 million decreased $24.2 million. Excluding the impact from the settlement and loss contingencies charges, the effective tax rate was 14.4% compared to 23.1%.
•

Net (loss) attributable to Taro was $(389.8) million compared to net income of $122.4 million, resulting in diluted (loss) earnings per share of $(10.19) compared to $3.17.  Excluding the impact from the settlement and loss contingencies charges, net income was $74.2 million; resulting in diluted earnings per share of $1.94.

Cash Flow and Balance Sheet Highlights

•

Cash flow (used in) operations for the six months ended September 30, 2020, was $(48.1) million.  Excluding the impact from the settlement and loss contingencies charges, cash flow provided by operations was $54.7 million compared to $123.4 million for the six months ended September 30, 2019.

•

As of September 30, 2020, cash and cash equivalents and marketable securities (both short and long-term), decreased $49.6 million to $1.5 billion from March 31, 2020; due to a partial payment made as a result of the DOJ settlement announced in July.

Mr. Uday Baldota, Taro’s CEO stated, “Performance this quarter is a result of improving sales across all our business segments over first quarter, even while continuing to be negatively impacted by the pandemic.  Our teams have worked tirelessly to serve our customers and patients through these tumultuous times as evidenced by regular product launches and steady market shares.  With the recent surge in COVID-19 in our key geographies, and the resulting mitigation steps by respective authorities, we are cautious about the impact on our business for the rest of the year.  However, our longer term commitment to enrich our product portfolio, organically or otherwise, stays as strong.”

FDA Approvals and Filings

The Company recently received an approval from the U.S. Food and Drug Administration (“FDA”) for the Abbreviated New Drug Application (“ANDA”): Calcipotriene and Betamethasone Dipropionate Topical Suspension, 0.005%/0.064%. The Company currently has a total of eighteen ANDAs awaiting FDA approval, including five tentative approvals.

Launch of Specialty Generic Deferiprone Tablets, 500mg in the U.S.

On September 28, 2020, Taro announced the launch of a new specialty generic, Deferiprone Tablets, the generic version of Ferriprox®.  This drug product for orphan indication expands Taro’s capabilities to include specialty products.

Acquisition of Aquinox

On July 31, 2020, Taro Pharmaceuticals, Inc. completed the purchase of Aquinox Pharmaceuticals (Canada) Inc. (“Aquinox”), a wholly-owned subsidiary of Neoleukin Therapeutics, Inc., including intellectual property rights to various early stage molecules. Pursuant to the agreement, Taro acquired all issued and outstanding shares of Aquinox for $8.2 million.

Earnings Call (8:00 am EST, October 29, 2020)

As previously announced, the Company will host an earnings call at 8:00 am EST on Thursday, October 29, 2020, where senior management will discuss the Company’s performance and answer questions from participants.  This call will be accessible through an audio dial-in and a web-cast.  Audio conference participants can dial-in on the numbers below:

•Participant Toll-Free Dial-In Number: +1 (844) 421-0601   ID: 3484939

•Participant International Dial-In Number: +1 (716) 247-5800   ID: 3484939

•Audio web-cast:  Details are provided on our website, www.taro.com

To participate in the audio call, please dial the numbers provided above five to ten minutes ahead of the scheduled start time.  The operator will provide instructions on asking questions before the call.  The transcript of the event will be available on the Company’s website at www.taro.com.

The Company cautions that the foregoing financial information is presented on an unaudited basis and is subject to change.

************************

About Taro

Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT

The unaudited consolidated financial statements have been prepared on the same basis as the annual consolidated financial statements and, in the opinion of management, reflect all adjustments necessary to present fairly the financial condition and results of operations of the Company.  The unaudited consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements included in the Company’s Annual Report on Form 20-F, as filed with the SEC.

Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These statements include, but are not limited to, statements that do not describe historical facts or that refer or relate to events or circumstances the Company “estimates,” “believes,” or “expects” to happen or similar language, and statements with respect to the Company’s financial performance, availability of financial information, and estimates of financial results and information for fiscal year 2021.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained.  Factors that could cause actual results to differ include general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

**Financial Tables Follow**

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited)

(U.S. dollars in thousands, except share data)

	Quarter Ended		Six Months Ended
	September 30,		September 30,
	2020	2019	2020	2019
Sales, net	$142,843	$160,850	$260,477	$322,146
Cost of sales	61,255	59,247	113,943	118,819
Gross profit	81,588	101,603	146,534	203,327

Operating Expenses:
Research and development	16,552	15,539	29,484	28,982
Selling, marketing, general and administrative	24,074	23,652	46,323	43,370
Settlements and loss contingencies	—	(150)	478,924	(150)
Operating income (loss)	40,962	62,562	(408,197)	131,125

Financial (income) expense, net:
Interest and other financial income	(5,678)	(8,857)	(12,988)	(18,481)
Foreign exchange (income) expense	(632)	45	(829)	(7,860)
Other gain, net	1,380	1,082	1,929	1,676
Income (loss) before income taxes	48,652	72,456	(392,450)	159,142
Tax expense	3,590	16,246	12,444	36,691
Net income (loss)	45,062	56,210	(404,894)	122,451
Net (loss) income attributable to non-controlling interest	(70)	32	(15,108)	90
Net income (loss) attributable to Taro	$45,132	$56,178	$(389,786)	$122,361

Net income (loss) per ordinary share attributable to Taro:
Basic and Diluted	$1.18	$1.46	$(10.19)	$3.17

Weighted-average number of shares used to compute net income per share:
Basic and Diluted	38,258,337	38,539,056	38,258,337	38,539,056

May not foot due to rounding.

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	September 30,	March 31,
	2020	2020
ASSETS	(unaudited)	(audited)
CURRENT ASSETS:
Cash and cash equivalents	$498,796	$513,354
Marketable securities	543,204	595,383
Accounts receivable and other:
Trade, net	231,670	235,221
Other receivables and prepaid expenses	44,947	35,567
Inventories	167,213	153,073
TOTAL CURRENT ASSETS	1,485,830	1,532,598
Marketable securities	476,800	459,639
Property, plant and equipment, net	207,923	209,961
Deferred income taxes	143,297	106,693
Other assets	32,258	32,361
TOTAL ASSETS	$2,346,108	$2,341,252

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables	$39,967	$28,858
Other current liabilities	547,349	193,873
TOTAL CURRENT LIABILITIES	587,316	222,731
Deferred taxes and other long-term liabilities	40,047	8,762
TOTAL LIABILITIES	627,363	231,493

Taro shareholders' equity	1,727,957	2,103,864
Non-controlling interest	(9,212)	5,895
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,346,108	$2,341,252

TARO PHARMACEUTICAL INDUSTRIES LTD.

SUMMARY CONSOLIDATED STATEMENT OF CASH FLOWS

(Unaudited)

(U.S. dollars in thousands)

	Six Months Ended September 30,
	2020	2019
Cash flows from operating activities:
Net (loss) income	$(404,894)	$122,451
Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	11,361	10,654
Change in derivative instruments, net	(942)	(2,758)
Effect of change in exchange rate on inter-company balances, marketable securities and bank deposits	(3,569)	(6,210)
Deferred income taxes, net	(39,591)	302
Decrease (increase) in trade receivables, net	3,550	(9,556)
Increase in inventories, net	(14,140)	(360)
(Decrease) increase in other receivables, income tax receivables, prepaid expenses and other	(8,451)	22,184
Increase (decrease) in trade, income tax, accrued expenses and other payables	407,522	(12,139)
Loss (income) from marketable securities, net	1,007	(1,210)
Net cash (used in) provided by operating activities	(48,147)	123,358

Cash flows from investing activities:
Purchase of plant, property & equipment, net	(8,953)	(13,603)
Investment in other intangible assets	(76)	(45)
Proceeds from (investment in) marketable securities, net	41,820	(116,494)
Net cash provided by (used in) investing activities	32,791	(130,142)

Cash flows from financing activities:
Net cash used in financing activities	—	—

Effect of exchange rate changes on cash and cash equivalents	798	—
Decrease in cash and cash equivalents	(14,558)	(6,784)
Cash and cash equivalents at beginning of period	513,354	567,451
Cash and cash equivalents at end of period	$498,796	$560,667

Cash Paid during the year for:
Income taxes	$20,596	$21,841
Cash Received during the year for:
Income taxes	$4,093	$6,964
Non-cash investing transactions:
Purchase of property, plant and equipment included in accounts payable	$1,410	$2,000
Non-cash financing transactions:
Purchase of intangible assets	$—	$1,000
Purchase (sale) of marketable securities	$2,435	$10,425

#####

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  October 28, 2020

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:  /s/ Uday Baldota

Name:Uday Baldota

Title:Chief Executive Officer and Director